

GENERAL MILLS

Chris A. Rauschl
Senior Counsel
Law Department

June 7, 2018

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, NE
Washington, DC 20549

To Whom it May Concern:

GENERAL MILLS 401(k) PLAN
FINANCIAL STATEMENT AND SCHEDULE FOR CALENDAR YEAR 2017

On behalf of the General Mills 401(k) Plan (the "Plan"), please find enclosed for filing in paper format, in accordance with Rule 101(b)(3) of Regulation S-T, four copies of the Plan's Report on Form 11-K for the fiscal year ended December 31, 2017, pursuant to Section 15(d) of the Securities Exchange Act of 1934.

Please acknowledge receipt of the Form 11-K by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

C. Rauschl

Chris A. Rauschl

CAR:nw
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